UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 2, 2011

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Munich, December 2, 2011

Siemens publishes key figures for new four Sectors structure

Siemens publishes new orders, revenue, profit, profit margin, free cash flow, assets, employees, additions to intangible assets and property, plant and equipment and amortization, depreciation and impairments for the new four Sectors structure for fiscal years 2011 and 2010.

Siemens will be introducing in more detail the new Sector Infrastructure & Cities in a telephone conference in English for analysts and investors on December 5, 2011 at 10:30 am (CET) / 9:30 am (GMT) / 4:30 am (EST), which can be followed live at www.siemens.com/investorrelations.

SIEMENS

KEY FIGURES FOR NEW FOUR SECTORS STRUCTURE (I) (unaudited)

New orders, Revenue, Profit and Profit margin

For the four quarters of fiscal year 2011 as well as for fiscal years 2011 and 2010

(in millions of €, except where otherwise stated)

		New orders						Revenue
		1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
		2011	2011	2011	2011	2011	2010	2011	2011	2011	2011	2011	2010
Sectors
Energy		8,090	8,518	7,248	7,967	31,823	27,348	5,723	6,091	6,140	6,931	24,884	22,862
therein:	Fossil Power Generation	3,916	3,206	3,016	2,348	12,487	9,920	2,454	2,538	2,595	2,616	10,203	9,550
	Renewable Energy	945	1,967	1,543	2,429	6,884	5,929	868	931	975	1,157	3,932	3,272
	Oil & Gas	1,394	1,390	1,321	1,445	5,551	4,943	1,066	1,123	1,178	1,351	4,719	4,156
	Power Transmission	1,957	2,040	1,453	1,820	7,271	6,770	1,428	1,557	1,463	1,885	6,334	6,143
Healthcare		3,168	3,119	3,016	3,812	13,116	12,872	3,135	3,117	2,858	3,407	12,517	12,364
therein:	Diagnostics	926	918	904	930	3,678	3,664	916	924	892	935	3,667	3,667
Industry		4,993	5,091	5,139	4,962	20,184	17,848	4,486	4,632	4,957	5,516	19,590	17,448
therein:	Industry Automation	2,188	2,246	2,313	2,237	8,983	8,221	2,172	2,095	2,220	2,487	8,974	7,972
	Drive Technologies	2,625	2,518	2,446	2,407	9,995	7,971	2,070	2,219	2,369	2,521	9,179	7,969
Infrastructure & Cities		4,962	4,135	7,609	4,642	21,348	16,423	4,184	4,005	4,041	4,745	16,976	16,611
therein:	Transportation & Logistics	2,269	1,423	4,778	1,582	10,052	5,652	1,556	1,430	1,412	1,643	6,041	6,257
	Power Grid Solutions & Products	1,397	1,415	1,486	1,607	5,905	5,621	1,330	1,315	1,346	1,666	5,657	5,341
	Building Technologies	1,335	1,355	1,393	1,514	5,597	5,290	1,323	1,320	1,328	1,498	5,468	5,146

Total Sectors		21,214	20,863	23,012	21,383	86,471	74,492	17,528	17,844	17,995	20,599	73,967	69,285

		Profit(1)						Profit margin
		1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
		2011	2011	2011	2011	2011	2010	2011	2011	2011	2011	2011	2010
Sectors
Energy		753	2,369	214	529	3,864	2,972	13.1%	38.9%	3.5%	7.6%	15.5%	13.0%
therein:	Fossil Power Generation	474	2,050	(95)	408	2,837	1,449	19.3%	80.8%	-3.7%	15.6%	27.8%	15.2%
	Renewable Energy	36	48	68	(154)	(2)	343	4.2%	5.1%	7.0%	-13.3%	0.0%	10.5%
	Oil & Gas	108	125	104	129	467	455	10.2%	11.2%	8.8%	9.6%	9.9%	10.9%
	Power Transmission	135	143	133	155	566	718	9.4%	9.2%	9.1%	8.2%	8.9%	11.7%
Healthcare		381	450	8	494	1,334	653	12.2%	14.5%	0.3%	14.5%	10.7%	5.3%
therein:	Diagnostics	78	86	73	63	300	(804)	8.5%	9.3%	8.2%	6.7%	8.2%	-21.9%
Industry		641	630	708	772	2,752	1,761	14.3%	13.6%	14.3%	14.0%	14.0%	10.1%
therein:	Industry Automation	362	297	344	408	1,411	801	16.7%	14.2%	15.5%	16.4%	15.7%	10.0%
	Drive Technologies	239	276	310	333	1,158	798	11.5%	12.4%	13.1%	13.2%	12.6%	10.0%
Infrastructure & Cities		313	246	214	354	1,126	1,286	7.5%	6.1%	5.3%	7.5%	6.6%	7.7%
therein:	Transportation & Logistics	102	91	73	99	365	421	6.5%	6.4%	5.2%	6.0%	6.0%	6.7%
	Power Grid Solutions & Products	120	79	64	149	413	461	9.0%	6.0%	4.8%	8.9%	7.3%	8.6%
	Building Technologies	89	74	76	125	364	406	6.7%	5.6%	5.7%	8.4%	6.7%	7.9%

Total Sectors		2,088	3,695	1,144	2,149	9,076	6,673

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

For further information, see our Annual Report for fiscal year 2011 as well as our Annual Report on Form 20-F for fiscal year 2011.

Data are presented on a continuing operations basis, i.e., without OSRAM. Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

KEY FIGURES FOR NEW FOUR SECTORS STRUCTURE (II) (unaudited)

Free cash flow, Assets, Employees, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments

For the four quarters of fiscal year 2011 as well as as of and for the fiscal years ended September 30, 2011 and 2010

(in millions of €, except where otherwise stated)

	Free cash flow(1)						Assets(2)		Employees (in thousands)
	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year	September 30,	September 30,	September 30,	September 30,
	2011	2011	2011	2011	2011	2010	2011	2010	2011	2010
Sectors
Energy	695	(49)	346	1,744	2,735	3,949	656	263	82	75
Healthcare	238	443	574	632	1,887	2,296	11,264	11,952	51	49
Industry	341	413	609	1,105	2,468	2,483	6,001	5,823	103	96
Infrastructure & Cities	214	195	24	775	1,208	1,097	3,169	2,543	87	82

Total Sectors	1,489	1,002	1,553	4,256	8,299	9,826	21,090	20,580	323	301

	Additions to intangible assets and property, plant and equipment						Amortization, depreciation and impairments(3)
	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year	Fiscal year
	2011	2011	2011	2011	2011	2010	2011	2011	2011	2011	2011	2010
Sectors
Energy	82	109	150	254	595	530	102	101	97	175	476	403
Healthcare	55	59	78	93	284	328	163	163	160	160	645	709
Industry	62	81	109	198	451	380	136	139	136	147	557	554
Infrastructure & Cities	48	57	60	98	264	234	65	71	71	71	278	275

Total Sectors	247	306	398	643	1,594	1,472	466	473	463	553	1,956	1,940

(1)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors primarily exclude income tax, financing interest and certain pension related payments and proceeds.

(2)	Assets of the Sectors is defined as Total assets less income tax assets, less non-interest bearing liabilities / provisions other than tax liabilities.

(3)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

For further information, see our Annual Report for fiscal year 2011 as well as our Annual Report on Form 20-F for fiscal year 2011.

Data are presented on a continuing operations basis, i.e., without OSRAM. Due to rounding, numbers presented may not add up precisely to totals provided.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 2, 2011	/s/ DR. JOCHEN SCHMITZ

	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/ DR. JUERGEN M. WAGNER

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling